August 1, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Jessica Dickerson

Re:	ZyVersa Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 18, 2025
File No. 333-288470

Dear Ms. Gama and Mr. Edwards:

On behalf of ZyVersa Therapeutics, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated July 30, 2025, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on July 18, 2025. The Company’s responses to these comments are set forth in this letter and in Amendment No. 2 to Registration Statement on Form S-1, filed by the Company with the Commission on August 1, 2025 (“Amendment No. 2”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response to such comments immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	You state that “trading in [y]our common stock on The Nasdaq Capital Market has been suspended as of the open of trading on July 17, 2025. However, the common stock continues trading under the symbol “ZVSA” in the over-the-counter market on the Pink Limited Market maintained by the OTC Markets Group Inc.” Please provide the OTC quoted price of the shares as of the most recent practicable date. If your shares are not quoted on the OTC Bulletin Board, OTCQX or OTCQB you must provide a fixed price at which your selling shareholder can sell such shares. Refer to Item 501(b)(3) of Regulation S-K.

Response:	We acknowledge the Staff’s comment. The Company’s common stock has been approved for quotation on the OTCQB Venture Market (“OTCQB”) and began trading on OTCQB at the open of trading on July 28, 2025, under the symbol “ZVSA.” In response to the Staff’s comment and in light of the foregoing development, the Company has revised the disclosure on the cover page of Amendment No. 2 to reflect that the Company’s common stock is traded on the OTCQB and to provide the OTC quoted price of the common stock as of the most recent practicable date.

* * * *

300 Madison Avenue, 27th Floor New York, New York 10017-6232	www.ThompsonHine.com O: 212.344.5680 F: 212.344.6101

We appreciate the Staff’s comments and request the Staff contact Faith L. Charles of Thompson Hine LLP at (212) 908-3905 or by email (Faith.Charles@ThompsonHine.com) with any questions or comments regarding this letter.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

cc:	Stephen Glover, ZyVersa Therapeutics, Inc.
Peter Wolfe, ZyVersa Therapeutics, Inc.